[SRZ Letterhead]






Writer's Direct Number                                   Writer's E-mail Address
(212) 756-2131                                           george.silfen@srz.com


                                  July 28, 2009




VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549-0505
Attention:  John Grzeskiewicz

                  Re:    Old Mutual Absolute Return Fund, L.L.C.
                         REGISTRATION STATEMENT ON FORM N-2
                         (FILE NOS. 333-159684 AND 811-21896)



                  On behalf of Old Mutual Absolute Return Fund, L.L.C. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 (the "Registration Statement"). We are filing the Registration Statement with the Commission for the sole purpose of including the consent of the Fund's independent registered public accounting firm and responding to comments of the staff of the Commission (the "Staff"). Other than the revisions relating to the comments of the Staff, the Registration Statement is substantially similar to the Fund's Registration Statement, which was filed on June 2, 2009. Accordingly, we respectfully request expedited review of the Registration Statement by the Staff so as to allow the effectiveness of the Registration Statement on or about July 29, 2009. The Fund is separately filing an acceleration request pursuant to Rule 461(a) under the Securities Act of 1933, as amended.

                  If you have any questions or comments, please call me at (212) 756-2131.

                                         Very truly yours,

                                      /s/ George M. Silfen, Esq.
                                      --------------------------------------
                                      George M. Silfen, Esq.
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